UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                                     15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           Dated as of March 18, 2003



                               NETIA HOLDINGS S.A.
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                (Translation of registrant's name into English)



                                 UL. POLECZKI 13
                              02-822 WARSAW, POLAND

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                    (Address of principal executive office)





[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

                                EXPLANATORY NOTE

Attached is the following item:

Press Release, dated March 11, 2003.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE
---------------------


                                         Contact:   Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    - or -
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44-(0)20-7936-0400
                                                    - or -
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    212-889-4350


U.S. BANKRUPTCY COURT GIVES FORCE TO POLISH AND DUTCH COURTS' DECISIONS
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AND ORDERS THE TURNOVER OF DEPOSIT TO NETIA
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WARSAW, Poland - March 11, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET,
NET2), Poland's largest alternative provider of fixed-line telecommunications services, announced today that the United States Bankruptcy Court for the Southern District of New York entered an order giving full force and effect in the United States to Netia's Polish arrangement plans and Dutch composition plans ratified earlier by Polish and Dutch courts, respectively. The court also ordered the turnover to Netia of U.S.$ 13.7 million that Netia set aside to fund certain interest payments under its 13.75% Senior Notes due 2010. The court ordered that the deposited amount be turned over to Netia immediately following the completion of the final step of Netia's restructuring, which requires the issuance of warrants to pre-restructuring shareholders of Netia.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the


                                    -more -

Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003 and its Current Report on Form 6-K filed with the Commission on March 10, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      Date:  March 18, 2003



                                      NETIA HOLDINGS S.A.



                                      By: /s/ WOJCIECH MADALSKI
                                          --------------------------------------
                                          Name: Wojciech Madalski
                                          Title: Chief Executive Officer




                                      By: /s/ ZBIGNIEW LAPINSKI
                                          --------------------------------------
                                          Name: Zbigniew Lapinski
                                          Title: Acting Chief Financial Officer